[LINCOLN FINANCIAL GROUP(R) LOGO]




VIA EDGAR

April 19, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Lincoln Life Variable Annuity Account N ("Registrant") and The Lincoln National Life Insurance Company ("Depositor")
         File No. 333-172328; Post-Effective Amendment No. 11 ("Amendment")

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed the above-referenced Amendment to the Registration Statement on April 19, 2013. Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company, in its capacity as Depositor for the Registrant, respectfully requests that the effective date of the Amendment be accelerated and that the amended Registration Statement be declared effective on May 1, 2013, or as soon as possible thereafter.

Sincerely,

/s/ Stephen R. Turer

Stephen R. Turer
Vice President
The Lincoln National Life Insurance Company

[LINCOLN FINANCIAL GROUP(R) LOGO]


VIA EDGAR

April 19, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Lincoln Life Variable Annuity Account N ("Registrant") and The Lincoln National Life Insurance Company
         File No. 333-172328; Post-Effective Amendment No. 11 ("Amendment")

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed the above-referenced Amendment to the Registration Statement on April 19, 2013. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Financial Distributors Inc., the principal underwriter for the Registrant, respectfully requests that the effective date of the Amendment be accelerated and that the amended Registration Statement be declared effective on May 1, 2013, or as soon as possible thereafter.

Sincerely,

/s/ Thomas F. Murray

Thomas F. Murray
Vice President